

BHBC

Black Hammer Brewing LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $124,000

Offering End Date: December 10, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Black Hammer Brewing LLC

Founded: January 6, 2014

Address: 544 Bryant St
San Francisco, CA 94107

Industry: Breweries

Employees: 31

Website: https://blackhammerbrewing.com/

Use of Funds Allocation:

If the maximum raise is met:

$116,560 (94.00%) – of the proceeds will go towards debt refinancing
$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 11,300 Followers

SMBx



Business Metrics:

	FY22	FY23	YTD 10/23/2024
Total Assets	$342,670	$294,159	$214,307
Cash & Cash Equivalents	$77,476	$6,722	-$20,313
Accounts Receivable	$16,970	$86,417	$40,765
Short-term Debt	$451,889	$628,868	$555,047
Long-term Debt	$645,192	$644,542	$649,731
Revenue	$1,026,481	$1,173,515	$945,323
Cost of Goods Sold	$222,433	$326,865	$222,856
Taxes	$0	$0	$0
Net Income	-$218,795	-$224,841	-$10,218

Recognition:

Black Hammer Brewing LLC (DBA Black Hammer Brewing)'s quest is to promote radical inclusivity and self-expression through their brewery & beer, their incredible staff, welcoming locations, wonderful guests and events, and to ensure that you feel as welcome and appreciated as you truly are.

About:

Black Hammer Brewing LLC (DBA Black Hammer Brewing) was founded on the principles of balance, precision and creativity in beer making, while steadfastly promoting the principles of radical inclusivity and self-expression. Be weird, be different, or be "normal"... just be yourself.

For more information, contact our Customer Support Team at support@thesmbx.com

